UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 2)

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☐           Definitive Proxy Statement

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☐           Soliciting Material Under Rule 14a-12

SELECT COMFORT CORPORATION
(Name of Registrant as Specified in Its Charter)

BLUE CLAY CAPITAL PARTNERS CO III LP BLUE CLAY CAPITAL MASTER FUND LTD BLUE CLAY CAPITAL MANAGEMENT, LLC GARY S. KOHLER BRIAN R. DURST ADAM J. WRIGHT BRIAN A. SPALY
(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MARCH 24, 2015

BLUE CLAY CAPITAL PARTNERS CO III LP

________, 2015

Dear Fellow Select Comfort Shareholder:

Blue Clay Capital Partners CO III LP (together with its affiliates, “Blue Clay” or “we”) and the other participants in this solicitation are the beneficial owners of an aggregate of 1,053,435 shares of common stock, par value $0.01 per share (the “Common Stock”), of Select Comfort Corporation, a Minnesota corporation (“Select Comfort” or the “Company”).  For the reasons set forth in the attached Proxy Statement, we believe significant changes to the composition of the Board of Directors of the Company (the “Board”) are necessary in order to ensure that the Company is being run in a manner consistent with your best interests.  We are seeking your support for the election of our two nominees at the annual meeting of shareholders scheduled to be held at 8:30 a.m. Central Time on ______, ________ __, 2015, at the Millennium Minneapolis Hotel located at 1313 Nicollet Mall, Minneapolis, Minnesota 55403 (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”).  We are seeking representation on the Board because we believe that the Board should include direct shareholder representatives, who have appropriate and relevant skill sets and a shared objective of enhancing long-term value for the benefit of all Select Comfort shareholders. The individuals we have nominated are highly-qualified, capable and committed to serve shareholders to help make Select Comfort a stronger, more profitable and more valuable company.

Our interests are fully aligned with the interests of all Select Comfort shareholders. We believe there is significant value to be realized at Select Comfort.  However, we are concerned that the Board is not taking the appropriate actions to address the Company’s perennial underperformance and unlock value for the benefit of all shareholders.  Given the Company’s financial performance, failed execution and poor capital allocation under the oversight of the current Board, we strongly believe that the Board must be reconstituted to ensure that the interests of the shareholders, the true owners of Select Comfort, are appropriately represented in the boardroom, and that the Board takes the necessary steps to help the Company’s shareholders realize maximum value for their investment.

The Company has a classified Board, which is currently divided into three classes.  The terms of three directors expire at the Annual Meeting.  We are seeking your support at the Annual Meeting to elect our nominees in opposition to two of the Company’s director nominees for the class with terms ending in 2018.  Blue Clay believes that any attempt to increase or decrease the size of the current Board or the number of directors up for election at the Annual Meeting would constitute an improper manipulation of Select Comfort’s corporate machinery. Your vote to elect our nominees will have the legal effect of replacing two incumbent directors with our nominees.  If elected, our nominees will constitute a minority on the Board and there can be no guarantee that our nominees will be able to implement the actions that they believe are necessary to unlock shareholder value.

We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed BLUE proxy card today.

If you have already voted for the incumbent management slate, you have every right to change your vote by signing, dating and returning a later dated proxy or by voting in person at the Annual Meeting.

If you have any questions or require any assistance with your vote, please contact Okapi Partners LLC, which is assisting us, at its address and toll-free numbers listed below.

Thank you for your support,

Gary S. Kohler
Blue Clay Capital Partners CO III

If you have any questions, require assistance in voting your BLUE proxy card, or need additional copies of Blue Clay’s proxy materials,
please contact Okapi Partners at the phone numbers or email listed below.

OKAPI PARTNERS LLC
437 Madison Avenue, 28th Floor
New York, N.Y. 10022
(212) 297-0720
Call Toll-Free at: (855) 208-8902
E-mail: info@okapipartners.com

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MARCH 24, 2015

2015 ANNUAL MEETING OF SHAREHOLDERS
OF
SELECT COMFORT CORPORATION
_________________________

PROXY STATEMENT
OF
BLUE CLAY CAPITAL PARTNERS CO III LP
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED BLUE PROXY CARD TODAY

Blue Clay Capital Partners CO III LP (“Blue Clay CO III”), Blue Clay Capital Master Fund Ltd (“Blue Clay Master”), Blue Clay Capital Management, LLC (“Blue Clay Capital Management”), Gary S. Kohler, Brian R. Durst and Adam J. Wright (collectively, “Blue Clay” or “we”) and Brian A. Spaly (together with Blue Clay, the “Participants” and each a “Participant”) are the beneficial owners of 1,053,435 shares of common stock, par value $0.01 per share (the “Common Stock”), of Select Comfort Corporation, a Minnesota corporation (“Select Comfort” or the “Company”). We believe that the Board of Directors of the Company (the “Board”) must be reconstituted to ensure that the interests of the shareholders, the true owners of Select Comfort, are appropriately represented in the boardroom.  We have nominated directors who have strong, relevant backgrounds and who are committed to fully exploring all opportunities to unlock shareholder value.  We are seeking your support at the annual meeting of shareholders scheduled to be held at 8:30 a.m. Central Time on ______, ________ __, 2015, at the Millennium Minneapolis Hotel located at 1313 Nicollet Mall, Minneapolis, Minnesota 55403 (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”), for the following:

1.
To elect Blue Clay’s two (2) director nominees, Brian A. Spaly and Adam J. Wright (each, a “Nominee” and, collectively, the “Nominees”), to the Board to serve until the 2018 annual meeting of shareholders and until their respective successors are duly elected and qualified;

2.	To re-approve the material terms of the performance goals included in the Company’s Amended and Restated 2010 Omnibus Incentive Plan (the “2010 Plan”);

3.	To approve, by advisory vote, the compensation of Select Comfort’s named executive officers;

4.	To ratify the appointment of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for the 2015 fiscal year;

5.
If a quorum is not present or represented at the Annual Meeting, to approve any motion proposed by the Chairman of the Board to adjourn the Annual Meeting until a quorum shall be present or represented; and

6.	To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

This Proxy Statement is soliciting proxies to elect not only our two Nominees, but also the one candidate who has been nominated by the Company other than _______________ and _______________. This gives shareholders who wish to vote for our Nominees the ability to vote for a full slate of three nominees in total. As of the date hereof, the Participants collectively beneficially own 1,053,435 shares of Common Stock (the “Blue Clay Group Shares”).  We intend to vote the Blue Clay Group Shares FOR the election of the Nominees, in accordance with the recommendation of Institutional Shareholders Services (“ISS”) on the re-approval of the performance goals included in the 2010 Plan, in accordance with ISS’ recommendation with respect to the approval of the advisory vote to approve named executive officer compensation, FOR the ratification of the appointment of Deloitte & Touche LLP as the independent registered public accounting firm of the Company for fiscal 2015, and FOR the possible adjournment proposal, as described herein.

The Company has set the close of business on ______ __, 2015 as the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”).  The mailing address of the principal executive offices of the Company is 9800 59th Avenue North, Plymouth, Minnesota 55442.  Shareholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting.  According to the Company, as of the Record Date, there were [_____] shares of Common Stock outstanding.  This Proxy Statement and the enclosed BLUE proxy card are first being mailed to shareholders on or about _______, 2015.

THIS SOLICITATION IS BEING MADE BY BLUE CLAY AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY.  WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT.  SHOULD OTHER MATTERS, WHICH BLUE CLAY IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED BLUE PROXY CARD WILL VOTE ON SUCH MATTERS IN OUR DISCRETION.

BLUE CLAY URGES YOU TO SIGN, DATE AND RETURN THE BLUE PROXY CARD IN FAVOR OF THE ELECTION OF OUR NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD.  THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS.  ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—This Proxy Statement and our BLUE proxy card are available at

[_____________]

______________________________

IMPORTANT

Your vote is important, no matter how few shares of Common Stock you own.  Blue Clay urges you to sign, date and return the enclosed BLUE proxy card today to vote FOR the election of the Nominees and in accordance with Blue Clay’s recommendations on the other proposals on the agenda for the Annual Meeting.

•
If your shares of Common Stock are registered in your own name, please sign and date the enclosed BLUE proxy card and return it to Blue Clay, c/o Okapi Partners LLC (“Okapi Partners”), in the enclosed postage-paid envelope today.

•
If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a BLUE voting form, are being forwarded to you by your broker or bank.  As a beneficial owner, you must instruct your broker, trustee or other representative how to vote.  Your broker cannot vote your shares of Common Stock on your behalf without your instructions.

•
Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company.  Even if you return the management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us.  Remember, you can vote for our Nominees only on our BLUE proxy card.  So please make certain that the latest dated proxy card you return is the BLUE proxy card.

OKAPI PARTNERS LLC 437 Madison Avenue, 28th Floor New York, N.Y. 10022 (212) 297-0720 Call Toll-Free at: (855) 208-8902 E-mail: info@okapipartners.com

Background to the Solicitation

The following is a chronology of events leading up to this proxy solicitation:

•
Prior to December 2014, Blue Clay contacted and met with a Company investor relations representative to arrange a meeting with senior management to discuss the Company’s business and operations.  Blue Clay was advised by the Company’s investor relations representative that management was not conducting meetings with shareholders.

•
On December 4, 2014, Blue Clay delivered a letter to Select Comfort notifying the Company in accordance with its Bylaws of Blue Clay’s nomination of the Nominees for election to the Board at the Annual Meeting.

•
Blue Clay once again reached out to the Company to arrange a meeting with members of its Board and senior management.  On January 12, 2015, Gary S. Kohler and Adam J. Wright of Blue Clay met with the Company’s Chairman and certain members of its management team.  During the meeting, Blue Clay discussed the Company’s business fundamentals and its views on how to improve profitability and unlock value for shareholders.  Blue Clay also expressed its desire to work constructively with the Company for the benefit of all shareholders.

•	Nearly four weeks later, on February 6, 2015, the Nominees were interviewed by members of the Company’s Corporate Governance and Nominating Committee and the Company’s Chief Executive Officer.

•
After almost another four weeks had elapsed, on March 4, 2015, the Company’s Chairman and Chief Executive Officer informed Blue Clay that the Board had declined to add Blue Clay’s shareholder representatives as directors of the Company.

•	Two days later, on March 6, 2015, the Company filed its preliminary proxy statement for the Annual Meeting.

REASONS FOR THE SOLICITATION

WE BELIEVE THAT CHANGE ON SELECT COMFORT’S BOARD IS NEEDED NOW

Blue Clay has conducted extensive due diligence on Select Comfort and its business. We have carefully analyzed the Company’s financial and stock performance and have reviewed the competitive landscape in the bedding industry.  During the sole meeting we were granted with Company management, we presented the causes for our concerns with Select Comfort and clearly articulated our views on the challenges Select Comfort faces and the future opportunities on which it can capitalize over the long term.  We are disappointed by this Board’s failure to adequately address the issues we have identified and have little confidence that the Board, as currently composed, will take the necessary steps to maximize opportunities for long-term value creation.  Therefore, we are soliciting your support to elect our Nominees at the Annual Meeting, who we believe would bring significant and relevant experience, new insight and fresh perspective to the Board.

The Company’s Stock Price has Significantly Underperformed During Chief Executive Officer
Shelly Ibach’s Tenure

We have serious concerns with the Company’s stock price performance under Shelly Ibach’s leadership as CEO.  Since Ms. Ibach became CEO on June 1, 2012, the Company's stock price has significantly underperformed not only its mattress industry peers (Mattress Firm Holding Corp. and Tempur Sealy International, Inc.) and its ISS peer groups, but also the broader market indexes over the same time period.

Total Shareholder Return (June 1, 2012 - December 31, 2014)(1)
Total Return
Mattress Firm Holding Corp.	69.7%
Tempur Sealy International, Inc.	18.8%
Home Furnishing Peers(2)	97.5%
S&P 500 Retailing Group Index(3)	76.9%
S&P 500 Index	66.0%
Russell 3000 Index(3)	66.4%
Russell 2000 Index	63.9%

Select Comfort Corp.	(1.2%)

Performance vs. Mattress Firm	(70.9%)
Performance vs. Tempur Sealy	(20.0%)
Performance vs. Home Furnishing Peers	(98.7%)
Performance vs. S&P 500 Retailing	(78.1%)
Performance vs. S&P 500	(67.2%)
Performance vs. Russell 3000	(67.6%)
Performance vs. Russell 2000	(65.2%)
(1) Total returns for all periods include dividends.
(2) Home Furnishing Peers sourced from Company's 2015 proxy statement and defined as: ETH, HVT, KIRK, LZB, LL, MFRM, PIR, RH (from its IPO on November 1, 2012) and TPX.
(3) Peer group as defined by ISS as of May 2014.

We believe the primary reasons for the stock’s underperformance are the Company’s repeated failures to meet stated performance goals, its lackluster financial performance and the Board’s poor capital allocation decisions.  We also seriously question why the Board, in 2014, chose to reward Ms. Ibach and other Company executives with special performance awards (the “2014 Special LTI Awards”) in view of this poor stock performance.  The 2014 Special LTI Awards had a grant date price of $17.77 and were fully earned at $23.10 (without any provision for a clawback if the stock price declined), providing the executives with an additional $2,923,432 in compensation at that price.  The grant date and target prices were 35.1% and 15.6%, respectively, below the $27.36 share price immediately prior to Shelly Ibach’s promotion to CEO on June 1, 2012.  We fail to see how the Board’s strategy of rewarding management for subpar performance fosters long-term shareholder value creation.

We Are Concerned About the Company’s Failure to Achieve its Stated Performance Objectives

The Company has repeatedly failed to achieve its stated performance goals, which we believe has undermined the credibility of the Company’s management team and the Board with investors.

In May 2012, the Company’s then Chief Operating Officer, and Incoming President and Chief Executive Officer, Shelly Ibach stated to investors:

“We are on a path to achieve our goal of more than doubling our 2011 sales and expanding operating margin to more than 15% by 2015.  In my over 30-year retail career, I have never been more confident about a strategy as I am about our strategy right now at Sleep Number.”

Select Comfort Corporation Financials(1)
($ millions)
Fiscal Year	FY 2014	CEO Guidance - FY 2015(2)	Growth required in 2015 to achieve CEO Guidance
Net sales	$1,156.8	$1,500.0+	29.7%
Operating income	$101.7	$225.0+	121.1%

Operating margin %	8.8%	15.0% +

(1) Income statement items sourced from page 22 of Form 10-K filed on February 27, 2015.
(2) Per May 2012 Investor Day presentation.

As reflected in the table above, the Company would need to grow its revenues by nearly 30% and increase operating income by over 121% to achieve its forecasted results.

We are highly skeptical about the Company’s ability to meet these performance goals, especially in light of its track record of significantly underperforming its published guidance.  For example, during Ms. Ibach’s first quarterly conference call as CEO on July 18, 2012, the Company provided 2012 earnings per share (EPS) guidance for fiscal 2012 of $1.35 to $1.41 and predicted future earnings growth of at least 20% per year over the next three years.  As can be seen in the chart below, the Company has since fallen well short of its goals.

Select Comfort Management's July 2012 Earnings per Share Guidance vs. Actual
($/share)

Fiscal Year	2012	2013	2014	2015
Management July 2012 guidance(1)	$1.38	$1.66	$1.99	$2.38
Select Comfort Corp. actual results(2)	$1.37	$1.08	$1.25	$1.30	(3)

Actual vs. guidance	(0.7%)	(34.8%)	(37.1%)	(45.5%)

(1) Per CEO’s statement on Company Q2 2012 earnings call on July 18, 2012. 2012 reflects mid-point of range and EPS increases of 20% annually thereafter.
(2) Income statement items sourced from page 22 of Form 10-K filed on February 27, 2015.
(3) 2015 EPS reflects management guidance on Company Q4 2014 earnings call on February 11, 2015.

In 2012, the Company also presented a plan to drive aggressive expansion in 13 key metro areas covering one-third of the U.S. mattress market and stated it expected to have penetrated all 13 markets by 2014.  However, as revealed on the Company’s fiscal 2014 fourth quarter earnings call, the Company will only be entering its 10th market in 2015.  We believe the Company’s missed execution on its growth plan is a missed opportunity for a significant increase in shareholder value.

We are concerned that the Company’s repeated swings and misses on its performance goals act as a significant negative weight on its stock price.  We are also extremely concerned by the Board’s decision, in view of the Company’s inability to grow its operating margins as forecasted, to change the Company’s 2014 annual cash incentive plan metric from net operating profit, which it had used since 2001, to EBITDA, resulting in aggregate cash incentive payments of $2,140,507 to the Company’s executives.  We believe such action is a strong indicator of a Board that is failing to hold management accountable for falling short of its performance targets.

We Are Concerned with the Company’s Substantial Growth in Operating Expenses and Deteriorating Margins

We believe the Company’s substantial growth in operating expenses is a key reason for the Company’s deteriorating margins (operating margin of 12.8% for LTM March 2012 vs. 8.8% in 2014) and for its failure to deliver meaningful increases in per-share shareholder value.  Since LTM March 2012, operating expenses have increased 48.4%, while operating income has decreased 2.1% and earnings per share have risen only 2.1%.

We believe the Company’s G&A expense growth is excessive.  Since 2011, the number of management and administrative employees has increased 51.2% (254 employees in 2011 vs. 384 employees in 2014) and the Company’s G&A on a per store basis has increased from $153,000 in 2011 to $183,000 in 2014.  It is clear to us that the current Board has failed to impose much needed discipline on corporate spending.

We Are Concerned with the Company’s Substantial Decline in Return on Invested Capital (ROIC)

In addition to the increase in G&A expenses, from March 2012 through fiscal 2014 management and the Board have overseen a $121 million increase in advertising expenses and have spent in excess of $202 million on capital expenditures, yet the Company has fallen behind on its new store growth.  The Company’s significant increase in expenses has failed to produce positive results for shareholders, as return on invested capital (per the Company’s calculation and methodology) decreased from 21.3% in LTM March 2012 to 15.1% in fiscal 2014.  Excluding the Company’s significant cash holdings, ROIC declined 35.2%, from 28.7% in LTM March 2012 to 18.6% in fiscal 2014.

We believe that the Company should immediately undertake a capital expenditure strategy focused on aggressive new store development in new and underpenetrated markets, enabling the Company to right-size and leverage its overhead, infrastructure and existing nationwide advertising program to improve long-term sales, margins, earnings per share and ROIC.

We Believe the Board Has a Long History of Poor Capital Allocation

This Board has overseen a number of questionable and highly dilutive capital allocation decisions.  Since the Company’s initial public offering, the Company has raised approximately $46 million by issuing 33.1 million shares (more than doubling its share count) at an average price of only $1.39 per share.  In stark contrast, the Company has spent over $411.8 million to repurchase approximately 24.1 million shares at an average price of $17.06 per share.

We believe the Company’s latest share repurchase program commenced in 2012 provides a prime example of the Board’s and management’s lack of strategic consideration in capital allocation matters.  The Company stated in its Form 10-K for fiscal 2012 that the objective of the program was “to maintain common shares outstanding at current levels.”  Accordingly, between April 2012 and December 2014, the Company spent a targeted amount on repurchases each quarter regardless of the Company’s share price or valuation.

In our view, the Company is inefficiently capitalized, with cash of $166 million and zero debt.  We believe the Company’s stated minimum cash requirement of $100 million, net of customer deposits, is too conservative and has caused it to miss opportunities to repurchase shares at attractive prices utilizing excess cash on its balance sheet.  We believe that new directors are urgently needed to rationalize the Board’s capital allocation strategy by seeking to appropriately leverage the Company’s financial position to make opportunistically timed and sensible share repurchases with the goal of maximizing long-term shareholder value.

We Are Concerned With the Lack of Sufficient Stock Ownership by the Current Board Members and the Resulting Misalignment of Interests with Select Comfort’s Shareholders

We believe the Board’s ineffectiveness in enhancing shareholder value is in large part due the misalignment of interests that exists between the directors and Select Comfort’s shareholders.  Although the Company’s disclosure indicates that the current directors collectively beneficially own just over 2.0% of the Common Stock, according to public filings, the members of the Board have purchased only 120,989 shares in the open market, representing a mere 0.23% of the outstanding stock of the Company. This minimal investment is especially surprising given the long tenure of many current directors.  We believe that the Board’s collective lack of a substantial vested interest in the shares of Select Comfort causes the Board to act without the proper long-term focus and “owner’s mentality,” and has contributed significantly to poor capital allocation decisions that have negatively impacted shareholder value.

We Are Concerned With Select Comfort’s Classified Board Structure that Limits Shareholder Rights

Select Comfort has a classified Board, which is currently divided into three classes, meaning that directors are only subject to re-election by shareholders once every three years. We strongly believe that directors should be elected annually in order to ensure director accountability to shareholders. In our view, the annual election of directors enables shareholders to register their views on each director and the Board as a whole at each annual meeting. We believe the Board’s current classified structure impedes shareholders’ ability to regularly and effectively evaluate the performance of their directors and insulates and entrenches the incumbents from the consequences of their questionable decision-making.

We Are Concerned with the Board’s Excessive Tenure

We believe the Board has grown stale and is entrenched.  Median tenure is 9.6 years.  Two directors have been on the Board for more than 20 years and three other directors have been on the Board for at least 10 years.  Tellingly, in the Company’s proxy statement for its 2012 annual meeting, its position regarding median Board tenure changed, from “if the median tenure of the Board exceeds 8.5 years…then one or more Directors will either not be re-nominated or be asked to resign from the Board” to “…then the Board may consider alternatives to achieve an appropriate balance of new perspectives and experienced directors on the Board over the ensuing years” (emphasis added).  We do not believe that the addition of the CEO and one new independent director to the Board since 2012 achieves an “appropriate balance,” and believe that further change on the Board is critical to ensure new insight and a renewed commitment to enhancing shareholder value.

OUR TWO NOMINEES HAVE THE EXPERIENCE, QUALIFICATIONS AND COMMITMENT NECESSARY TO FULLY EXPLORE AVAILABLE OPPORTUNITIES TO UNLOCK VALUE FOR SHAREHOLDERS

We have identified two highly qualified, independent directors with extremely relevant business and financial experience who we believe will bring a fresh perspective into the boardroom and provide invaluable assistance to the Board in evaluating and executing on initiatives to unlock value at the Company. Further, we believe Select Comfort’s desultory stock and financial performance and the Board’s dubious decision-making warrant the addition of direct shareholder representatives on the Board, whose interests are closely aligned with those of all shareholders and who will work constructively with the other members of the Board to protect the best interests of Select Comfort’s shareholders.

Brian A. Spaly is the founder and Chief Executive Officer of Trunk Club, Inc., an innovative apparel retailer that was acquired by Nordstrom, Inc. in August 2014 for approximately $350 million.  Mr. Spaly is also the founder of Bonobos, Inc., a men’s apparel company. Mr. Spaly currently serves as a director of each of Blitsy, Inc., an online craft supplier, Shiftgig, Inc., a company focused on streamlining the hiring process, and Luxury Garage Sale, LLC, an upscale consignment boutique.  During his career, Mr. Spaly has served as Vice President of Mergers & Acquisitions at Accumed Home Health, a home healthcare services company, and has worked at Parthenon Capital, LLC, a private equity firm, and Bain & Company, a management consulting firm. Mr. Spaly’s retail and leadership experience and expertise in brand building and customer acquisition well qualify him for service as a director of the Company.

Adam J. Wright is a Founding Principal, Managing Partner and Senior Analyst of Blue Clay Capital Management, an investment firm focused on small- and mid-cap publicly traded securities. Mr. Wright also serves as a director of Famous Dave’s of America, Inc., which develops, owns, operates and franchises barbecue restaurants. Prior to founding Blue Clay Capital Management, Mr. Wright served as a Senior Fundamental Analyst with Whitebox Advisors, LLC, an SEC-registered investment adviser, and also held positions with UnitedHealth Group, where he assisted with more than a dozen acquisitions totaling over $15 billion, and Goldman, Sachs & Co. Mr. Wright’s  financial expertise and investment experience, including his strategic focus on maximizing short- and long-term financial performance and increasing the intrinsic value of companies on a per-share basis, will make him a valuable addition to the Board.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Company currently has a classified Board, which is divided into three classes.  The directors in each class are elected for terms of three years so that the term of office of one class of directors expires at each annual meeting of shareholders.  We believe that the terms of three directors expire at the Annual Meeting.  We are seeking your support at the Annual Meeting to elect our two Nominees in opposition to two of the Company’s director nominees for terms ending in 2018.  Your vote to elect our Nominees will have the legal effect of replacing two incumbent directors with the Nominees.  If elected, the Nominees will represent a minority of the members of the Board, and therefore it is not guaranteed that they can implement any actions that they may believe are necessary to enhance shareholder value as described in further detail above.

THE NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of each of the Nominees.  The nominations were made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments.  The specific experience, qualifications, attributes and skills that led us to conclude that the Nominees should serve as directors of the Company are set forth above in the section entitled “Reasons for the Solicitation” and below.  This information has been furnished to us by the Nominees.  The Nominees are citizens of the United States.

Brian A. Spaly, age 37, is the founder and Chief Executive Officer of Trunk Club, Inc. (“Trunk Club”), an innovative apparel retailer that was acquired by Nordstrom, Inc. in August 2014.  Prior to founding Trunk Club in November 2009, Mr. Spaly founded Bonobos, Inc., a men’s apparel company, which he led from 2006 until September 2009. Mr. Spaly currently serves as a director of each of Blitsy, Inc., an online craft supplier, Shiftgig, Inc., a company focused on streamlining the hiring process, and Luxury Garage Sale, LLC, an upscale consignment boutique.  During his career, Mr. Spaly has served as Vice President of Mergers & Acquisitions at Accumed Home Health, a home healthcare services company, and has worked at Parthenon Capital, LLC, a private equity firm, and Bain & Company, a management consulting firm. Mr. Spaly earned a Bachelor of Arts degree, magna cum laude, in Economics from Princeton University and an MBA from the Stanford Graduate School of Business.

Blue Clay believes that Mr. Spaly’s retail and leadership experience and expertise in brand building and customer acquisition well qualify him for service as a director of the Company.

Adam J. Wright, age 36, is a Founding Principal, Managing Partner and Senior Analyst of Blue Clay Capital Management, an investment firm focused on small- and mid-cap publicly traded securities. Mr. Wright has also served as a director of Famous Dave’s of America, Inc. (NASDAQ: DAVE), which develops, owns, operates and franchises barbecue restaurants, since November 2013. Prior to founding Blue Clay Capital Management in January 2012, Mr. Wright served as a Senior Fundamental Analyst with Whitebox Advisors, LLC (“Whitebox”), an SEC-registered investment adviser, from September 2007 to December 2011. Prior to joining Whitebox, Mr. Wright held positions with UnitedHealth Group, where he assisted with more than a dozen acquisitions totaling over $15 billion while serving in a corporate development capacity, and Goldman, Sachs & Co., where he worked in the investment banking division. Mr. Wright earned a Bachelor of Arts degree in Economics from Dartmouth College and an MBA from the Stanford Graduate School of Business.

Blue Clay believes that Mr. Wright’s financial expertise and investment experience, including his strategic focus on maximizing short- and long-term financial performance and increasing the intrinsic value of companies on a per-share basis, will make him a valuable addition to the Board.

The principal business address of Mr. Spaly is 3010 N Henderson Avenue, Dallas, Texas  75206. The principal business address of Mr. Wright is c/o Blue Clay Capital Management, LLC, 800 Nicollet Mall, Suite 2870, Minneapolis, Minnesota 55402.

As of the date hereof, Mr. Spaly directly owns 8,500 shares of Common Stock.

As of the date hereof, Mr. Wright does not directly own any securities of the Company.  As of the date hereof, the Adam J. Wright GST U/A DTD 12/30/1992 (the “Wright Trust”) directly owns 900 shares of Common Stock, Julia Hunter Palmer Wright (“JHP Wright”), Mr. Wright’s spouse, directly owns 400 shares of Common Stock and Julia Morrison Wright (“JM Wright”), Mr. Wright’s child, directly owns 285 shares of Common Stock. Mr. Wright, as a trustee of the Wright Trust, may be deemed to beneficially own the 900 shares of Common Stock directly owned by the Wright Trust.  Mr. Wright may be deemed to share voting and dispositive power with respect to the shares of Common Stock directly owned by JHP Wright and JM Wright; therefore, Mr. Wright may be deemed to beneficially own the 685 shares of Common Stock directly owned in the aggregate by JHP Wright and JM Wright. In addition, Mr. Wright, as a Founding Principal, Managing Partner and Senior Analyst of Blue Clay Capital Management, which serves as the general partner and investment manager of Blue Clay CO III and the investment manager of Blue Clay Master, may be deemed the beneficial owner of the (i) 694,788 shares of Common Stock beneficially owned by Blue Clay CO III and (ii) 348,562 shares of Common Stock beneficially owned by Blue Clay Master.

Each of the Nominees may be deemed to be a member of the Group (as defined below) for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Each of the Nominees specifically disclaims beneficial ownership of shares of Common Stock that he does not directly own.  For information regarding purchases and sales during the past two years by the Nominees and by the members of the Group of securities of the Company, see Schedule I.

Blue Clay CO III and Blue Clay Master have signed a letter agreement, pursuant to which they agree to indemnify Mr. Spaly against claims arising from the solicitation of proxies from the Company shareholders in connection with the Annual Meeting and any related transactions.

The members of Blue Clay and the other Participants are collectively referred to as the “Group” herein.

Other than as stated herein, there are no arrangements or understandings between members of Blue Clay and any of the Nominees or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made, other than the consent by each of the Nominees to be named in this Proxy Statement and to serve as a director of the Company if elected as such at the Annual Meeting.  None of the Nominees is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceedings.

Each Nominee presently is, and if elected as a director of the Company would be, an “independent director” within the meaning of (i) applicable NASDAQ listing standards applicable to board composition and (ii) Section 301 of the Sarbanes-Oxley Act of 2002. No Nominee is a member of the Company’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards.

We do not expect that the Nominees will be unable to stand for election, but, in the event any Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by the enclosed BLUE proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under Select Comfort’s Restated Bylaws (the “Bylaws”) and applicable law.  In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the Bylaws and applicable law.  In any such case, shares of Common Stock represented by the enclosed BLUE proxy card will be voted for such substitute nominee(s).  We reserve the right to nominate additional person(s), to the extent this is not prohibited under the Bylaws and applicable law, if the Company increases the size of the Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting.  Additional nominations made pursuant to the preceding sentence are without prejudice to the position of Blue Clay that any attempt to increase the size of the current Board or to reconstitute or reconfigure the classes on which the current directors serve constitutes an unlawful manipulation of the Company’s corporate machinery.

WE URGE YOU TO VOTE FOR THE ELECTION OF THE NOMINEES ON THE ENCLOSED BLUE PROXY CARD.

PROPOSAL NO. 2

RE-APPROVAL OF THE MATERIAL TERMS OF THE PERFORMANCE GOALS INCLUDED IN THE COMPANY’S AMENDED AND RESTATED 2010 OMNIBUS INCENTIVE PLAN

As discussed in further detail in the Company’s proxy statement, the Company is asking shareholders to re-approve the material terms of the performance goals included in the 2010 Plan. The 2010 Plan is being submitted for shareholder approval so that certain awards under the 2010 Plan may qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE RE-APPROVAL OF THE MATERIAL TERMS OF THE PERFORMANCE GOALS INCLUDED IN THE 2010 PLAN AND INTEND TO VOTE OUR SHARES ON THIS PROPOSAL ACCORDING TO THE RECOMMENDATION OF INSTITUTIONAL SHAREHOLDER SERVICES (ISS).

PROPOSAL NO. 3

ADVISORY VOTE TO APPROVE THE COMPENSATION OF THE COMPANY’S NAMED EXECUTIVE OFFICERS

As discussed in further detail in the Company’s proxy statement, the Company is asking shareholders to indicate their support for the compensation of the Company’s named executive officers.  This proposal, commonly known as a “Say-on-Pay” proposal, asks the Company’s shareholders to vote, on a non-binding, advisory basis, on a resolution approving the compensation of the Company’s named executive officers. Accordingly, the Company is requesting shareholders to vote for the following resolution:

“RESOLVED, that the shareholders of Select Comfort Corporation approve, on an advisory basis, the compensation paid to the company’s executive officers as described in the Compensation Discussion and Analysis, the Summary Compensation Table, and the related compensation tables and narrative in the Proxy Statement for the company’s 2015 Annual Meeting of Shareholders.”

According to the Company’s proxy statement, the shareholder vote on the Say-on-Pay Proposal is an advisory vote only, and it is not binding on the Company or the Board; however, the Management Development and Compensation Committee of the Board will take the outcome of the vote into account in determining future executive compensation arrangements.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THIS SAY-ON-PAY PROPOSAL AND INTEND TO VOTE OUR SHARES ON THIS PROPOSAL ACCORDING TO THE RECOMMENDATION OF INSTITUTIONAL SHAREHOLDER SERVICES (ISS).

PROPOSAL NO. 4

RATIFICATION OF SELECTION OF DELOITTE & TOUCHE LLP AS INDEPENDENT REGISTERED PUBLIC ACCOUNTANTING FIRM

As discussed in further detail in the Company’s proxy statement, the Audit Committee of the Board has selected Deloitte & Touche LLP as the Company’s independent registered public accounting firm for the 2015 fiscal year. The Board is seeking shareholder ratification of the selection of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for the fiscal year 2015.

As disclosed in the Company’s proxy statement, the Board will not be bound by shareholder ratification or failure to ratify the selection of Deloitte & Touche LLP. According to the Company’s proxy statement, if shareholders do not ratify the selection of Deloitte & Touche LLP as the Company’s independent registered public accounting firm, the Audit Committee of the Board will reconsider whether to retain Deloitte & Touche LLP and may determine to retain that firm or another firm without resubmitting the matter to shareholders. According to the Company’s proxy statement, even if the selection of Deloitte & Touche LLP is ratified by shareholders, the Audit Committee of the Board may, in its discretion, direct the appointment of a different firm of independent auditors at any time during the year if it determines that such a change would be in the best interests of the Company and its shareholders.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR FISCAL 2015 AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

PROPOSAL NO. 5

POSSIBLE ADJOURNMENT OF THE ANNUAL MEETING

As discussed in further detail in the Company’s proxy statement, the Company is asking shareholders to allow the Chairman of the Board to propose to adjourn the Annual Meeting from time to time, without notice other than an announcement at the Annual Meeting, until a quorum shall be present or represented.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE POSSIBLE ADJOURNMENT PROPOSAL AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

VOTING AND PROXY PROCEDURES

Shareholders are entitled to one vote for each share of Common Stock held of record on the Record Date with respect to each matter to be acted on at the Annual Meeting.  Only shareholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting.  Shareholders who sell their shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Common Stock.  Shareholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares of Common Stock after the Record Date.  Based on publicly available information, Blue Clay believes that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the Common Stock.

Shares of Common Stock represented by properly executed BLUE proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees, according to ISS’ recommendation on the re-approval of the performance goals included in the 2010 Plan, according to ISS’ recommendation on the approval of the Say-on-Pay Proposal, FOR the ratification of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for fiscal 2015, and FOR the possible adjournment proposal.

According to the Company’s proxy statement for the Annual Meeting, the current Board intends to nominate three candidates for election at the Annual Meeting.  This Proxy Statement is soliciting proxies to elect our two Nominees. To the extent that three directors are up for election at the Annual Meeting, shareholders who vote on the enclosed BLUE proxy card will also have the opportunity to vote for the one candidate who has been nominated by the Company other than ______________ and ______________.  Shareholders will therefore be able to vote for the total number of directors up for election at the Annual Meeting.  Under applicable proxy rules we are required either to solicit proxies only for our Nominees, which could result in limiting the ability of shareholders to fully exercise their voting rights with respect to the Company’s nominees, or to solicit for our Nominees while also allowing shareholders to vote for fewer than all of the Company’s nominees, which enables a shareholder who desires to vote for our Nominees to also vote for one of the Company’s nominees.  The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement.  There is no assurance that any of the Company’s nominees will serve as a director if either or both of our Nominees are elected.

QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

A quorum is the minimum number of shares of Common Stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting.  For the Annual Meeting, the presence, in person or by proxy, of the holders of a majority of the shares of Common Stock outstanding as of the Record Date will be considered a quorum allowing votes to be taken and counted for the matters before the shareholders.

Abstentions are counted as present and entitled to vote for purposes of determining a quorum. Shares represented by “broker non-votes” also are counted as present and entitled to vote for purposes of determining a quorum.  However, if you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a “broker non-vote”).  Under rules of The NASDAQ Stock Market, your broker will not have discretionary authority to vote your shares at the Annual Meeting on any of the proposals.

If you are a shareholder of record, you must deliver your vote by mail, attend the Annual Meeting in person and vote, vote by Internet or vote by telephone in order to be counted in the determination of a quorum.

If you are a beneficial owner, your broker will vote your shares pursuant to your instructions, and those shares will count in the determination of a quorum.  Brokers do not have discretionary authority to vote on any of the proposals at the Annual Meeting.  Accordingly, unless you provide instructions to your broker, your shares of Common Stock will count for purposes of attaining a quorum, but will not be voted on those proposals.

VOTES REQUIRED FOR APPROVAL

Election of Directors ─ The Company has adopted a majority vote standard for non-contested director elections and a plurality vote standard for contested director elections.  As a result of our nomination of the Nominees, the director election at the Annual Meeting will be contested, so the three nominees for director receiving the highest number of “FOR” votes will be elected as directors of the Company.  With respect to the election of directors, only votes cast “FOR” a nominee will be counted.  Proxy cards specifying that votes should be withheld with respect to one or more nominees will result in those nominees receiving fewer votes but will not count as a vote against the nominees.  Neither an abstention nor a broker non-vote will count as a vote cast “FOR” or “AGAINST” a director nominee.  Therefore, abstentions and broker non-votes will have no direct effect on the outcome of the election of directors.

Re-approval of the Material Terms of the 2010 Plan ─ According to the Company’s proxy statement, assuming that a quorum is present, the material terms of the performance goals included in the 2010 Plan will be re-approved if the holders of a majority of the shares represented and entitled to vote in person or by proxy vote in favor of re-approval. Broker non-votes will have no effect on the outcome of this matter, but abstentions will have the effect of a vote against this matter.

Advisory (non-binding) Vote on Executive Compensation ─ According to the Company’s proxy statement, although the vote is non-binding, assuming that a quorum is present, the advisory vote on executive compensation will be approved if the holders of a majority of the shares represented and entitled to vote in person or by proxy vote in favor of approval of the resolution. Broker non-votes will have no effect on the outcome of this matter, but abstentions will have the effect of a vote against this matter.

Ratification of the Appointment of Accounting Firm ─ According to the Company’s proxy statement, assuming that a quorum is present, the selection of Deloitte & Touche LLP will be ratified if the holders of a majority of the shares represented and entitled to vote in person or by proxy vote in favor of ratification. Broker non-votes will have no effect on the outcome of this matter, but abstentions will have the effect of a vote against this matter.

Possible Adjournment Proposal ─ If a quorum is not present or represented at the Annual Meeting, any motion to adjourn the Annual Meeting until a quorum shall be present or represented will require the affirmative vote of a majority of the shares represented and entitled to vote at the Annual Meeting. Broker non-votes will have no effect on the outcome of this matter, but abstentions will have the effect of a vote against this matter.

Under applicable Minnesota law, none of the holders of Common Stock is entitled to appraisal rights in connection with any matter to be acted on at the Annual Meeting. If you sign and submit your BLUE proxy card without specifying how you would like your shares voted, your shares will be voted in accordance with Blue Clay’s recommendations specified herein and in accordance with the discretion of the persons named on the BLUE proxy card with respect to any other matters that may be voted upon at the Annual Meeting.

REVOCATION OF PROXIES

Shareholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation.  The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy.  The revocation may be delivered either to Blue Clay in care of Okapi Partners at the address set forth on the back cover of this Proxy Statement or to the Company at 9800 59th Avenue North, Plymouth, Minnesota 55442 or any other address provided by the Company.  Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to Blue Clay in care of Okapi Partners at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding shares of Common Stock.  Additionally, Okapi Partners may use this information to contact shareholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED BLUE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by Blue Clay.  Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

Members of Blue Clay have entered into an agreement with Okapi Partners for solicitation and advisory services in connection with this solicitation, for which Okapi Partners will receive a fee not to exceed $______, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws.  Okapi Partners will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders.  Blue Clay has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record.  Blue Clay will reimburse these record holders for their reasonable out-of-pocket expenses in so doing.  It is anticipated that Okapi Partners will employ approximately __ persons to solicit shareholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by Blue Clay.  Costs in furtherance of, or in connection with, this solicitation of proxies are currently estimated to be approximately $_____.  Blue Clay estimates that through the date hereof its expenses in furtherance of, or in connection with, this solicitation are approximately $_____.  Blue Clay intends to seek reimbursement from the Company of all expenses it incurs in connection with this solicitation.  Blue Clay does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

The principal business of Blue Clay CO III and Blue Clay Master is investing in securities.  The principal business of Blue Clay Capital Management is serving as the general partner and investment manager of Blue Clay CO III and certain other funds and the investment manager of Blue Clay Master and certain other funds.  The principal occupation of Mr. Durst is serving as Founding Principal, Managing Director and Senior Analyst of Blue Clay Capital Management. The principal occupation of Mr. Kohler is serving as Founding Principal, Portfolio Manager and Chief Investment Officer of Blue Clay Capital Management.  Mr. Kohler is also a director of Blue Clay Master. The principal occupation of Mr. Wright is serving as Founding Principal, Managing Partner and Senior Analyst of Blue Clay Capital Management.  In the foregoing capacities, Messrs. Durst, Kohler and Wright have the shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the shares of Common Stock beneficially owned directly by Blue Clay CO III and Blue Clay Master.

The address of the principal office of each of Blue Clay CO III, Blue Clay Capital Management and Messrs. Durst, Kohler and Wright is 800 Nicollet Mall, Suite 2870, Minneapolis, Minnesota 55402. The address of the principal office of Blue Clay Master is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands.

As of the date hereof, Blue Clay CO III directly beneficially owned 694,788 shares of Common Stock. As of the date hereof, Blue Clay Master directly beneficially owned 348,562 shares of Common Stock, including 97,500 shares of Common Stock underlying certain call options exercisable within 60 days of the date hereof.  Blue Clay Capital Management, as the general partner and investment manager of Blue Clay CO III and the investment manager of Blue Clay Master, may be deemed the beneficial owner of the 1,043,350 shares of Common Stock beneficially owned in the aggregate by Blue Clay CO III and Blue Clay Master. Due to their respective positions with Blue Clay Capital Management, as further explained elsewhere in this Proxy Statement, each of Messrs. Durst, Kohler and Wright may be deemed the beneficial owner of the 1,043,350 shares of Common Stock beneficially owned in the aggregate by Blue Clay CO III and Blue Clay Master.

Each Participant in this solicitation is a member of a “group” with the other Participants for the purposes of Section 13(d)(3) of the Exchange Act. The Group may be deemed to beneficially own the 1,053,435 shares of Common Stock owned in the aggregate by all of the Participants in this solicitation.  Each Participant in this solicitation disclaims beneficial ownership of the shares of Common Stock he or it does not directly own.  For information regarding purchases and sales of securities of the Company during the past two years by the Participants in this solicitation, see Schedule I.

The shares of Common Stock purchased by Blue Clay CO III and Blue Clay Master were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The shares of Common Stock purchased by the Nominees were purchased with personal funds.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no Participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no Participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no Participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the Annual Meeting.

There are no material proceedings to which any Participant in this solicitation or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.  With respect to each of the Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years.

OTHER MATTERS AND ADDITIONAL INFORMATION

Blue Clay is unaware of any other matters to be considered at the Annual Meeting.  However, should other matters, which Blue Clay is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed BLUE proxy card will vote on such matters in their discretion.

SHAREHOLDER PROPOSALS

Any shareholder proposal requested to be included in the proxy materials for the Company’s 2016 Annual Meeting of Shareholders must (i) be received by its Senior Vice President, General Counsel and Secretary on or before [_____________] and (ii) satisfy all of the requirements of, and not otherwise be permitted to be excluded under, Rule 14a-8 promulgated by the SEC and the Bylaws.

The Bylaws require advance written notice to the Company of shareholder-proposed business or of a shareholder’s intention to make a nomination for director at an annual meeting of shareholders.  Specifically, the Bylaws provide that business may be brought before an annual meeting by a shareholder only if the shareholder provides written notice to the Secretary of the Company not less than 120 days prior to the first anniversary of the date that the Company first released or mailed its proxy materials to shareholders in connection with the preceding year’s annual meeting. Under these provisions, notice of a shareholder proposal to be presented at the 2016 Annual Meeting of Shareholders (but that is not requested to be included in the Company’s proxy materials) must be provided to the Secretary of the Company on or before [_____________]. In the event, however, that the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary of the preceding year’s annual meeting date, notice by the shareholder to be timely must be so delivered not later than the close of business on the later of the 120th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

The information set forth above regarding the procedures for submitting shareholder proposals for consideration at the 2016 Annual Meeting is based on information contained in the Company’s proxy statement and organizational documents.  The incorporation of this information in this proxy statement should not be construed as an admission by Blue Clay that such procedures are legal, valid or binding.

INCORPORATION BY REFERENCE

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING.  THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION, AND OTHER IMPORTANT INFORMATION.  SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE COMMON STOCK AND THE OWNERSHIP OF THE COMMON STOCK BY THE DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

Blue Clay Capital Partners CO III LP

__________ __, 2015

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY
DURING THE PAST TWO YEARS

Nature of Transaction	Amount of Securities Purchased/(Sold)	Date of Purchase/Sale

BLUE CLAY CAPITAL PARTNERS CO III LP

Purchase of Common Stock	7,500	10/28/2014
Purchase of Common Stock	28,355	10/30/2014
Purchase of Common Stock	10,267	10/31/2014
Purchase of Common Stock	49,900	11/03/2014
Purchase of Common Stock	21,199	11/04/2014
Purchase of Common Stock	38,647	11/07/2014
Purchase of Common Stock	46,848	11/10/2014
Purchase of Common Stock	13,644	11/11/2014
Purchase of Common Stock	1,000	11/11/2014
Purchase of Common Stock	3,625	11/12/2014
Purchase of Common Stock	47,204	11/13/2014
Purchase of Common Stock	35,995	11/14/2014
Purchase of Common Stock	3,986	11/17/2014
Purchase of Common Stock	700	11/18/2014
Purchase of Common Stock	3,667	11/20/2014
Purchase of Common Stock	5,291	11/21/2014
Purchase of Common Stock	1,400	11/28/2014
Purchase of Common Stock	18,430	12/01/2014
Purchase of Common Stock	41,593	12/10/2014
Purchase of Common Stock	18,705	12/16/2014
Purchase of Common Stock	18,318	12/30/2014
Purchase of Common Stock	29,193	01/06/2015
Purchase of Common Stock	9,730	01/07/2015
Purchase of Common Stock	1,000	01/09/2015
Purchase of Common Stock	1,000	01/12/2015
Purchase of Common Stock	1,500	01/13/2015
Purchase of Common Stock	700	01/14/2015
Purchase of Common Stock	27,781	01/22/2015
Purchase of Common Stock	10,000	01/22/2015
Purchase of Common Stock	14,410	01/23/2015
Purchase of Common Stock	25,000	01/26/2015
Purchase of Common Stock	15,000	01/27/2015
Purchase of Common Stock	2,000	01/28/2015
Purchase of Common Stock	10,000	01/29/2015
Purchase of Common Stock	20,000	02/03/2015
Purchase of Common Stock	55,000	02/04/2015
Purchase of Common Stock	33,400	02/05/2015
Purchase of Common Stock	1,800	02/06/2015
Purchase of Common Stock	13,000	02/11/2015
Purchase of Common Stock	8,000	02/20/2015

BLUE CLAY CAPITAL MASTER FUND LTD

Purchase of Common Stock	6,000	03/11/2013
Purchase of Common Stock	5,300	03/13/2013
Purchase of Common Stock	2,200	04/24/2013
Purchase of Common Stock	8,000	05/10/2013
Purchase of Common Stock	15,000	06/25/2013
Purchase of Common Stock	10,000	07/11/2013
Purchase of Common Stock	3,000	07/18/2013
Purchase of Common Stock	37,000	07/18/2013
Purchase of Common Stock*	5,000	09/20/2013
Purchase of Common Stock**	10,000	09/20/2013
Purchase of Common Stock*	20,000	09/20/2013
Purchase of Common Stock**	2,100	10/18/2013
Purchase of Common Stock**	4,100	10/21/2013
Purchase of Common Stock**	6,400	11/05/2013
Purchase of Common Stock**	3,400	12/11/2013
Purchase of Common Stock**	2,500	12/17/2013
Purchase of Common Stock**	1,600	12/19/2013
Purchase of Common Stock**	8,700	12/20/2013
Purchase of Common Stock**	11,300	12/20/2013
Purchase of Common Stock**	5,000	12/20/2013
Purchase of Common Stock**	10,000	12/20/2013
Purchase of Common Stock**	7,400	12/20/2013
Sale of Common Stock	(55,000)	12/27/2013
Purchase of Common Stock**	5,000	03/10/2014
Purchase of Common Stock**	1,000	03/12/2014
Purchase of Common Stock**	14,000	03/21/2014
Purchase of Common Stock**	1,500	05/19/2014
Purchase of Common Stock**	2,000	05/20/2014
Purchase of Common Stock**	7,300	06/10/2014
Purchase of Common Stock	4,997	06/19/2014
Purchase of Common Stock**	15,000	06/20/2014
Purchase of Common Stock**	9,200	06/20/2014
Purchase of Common Stock**	6,000	09/19/2014
Purchase of Common Stock	16,400	10/23/2014
Purchase of Common Stock	15,515	12/01/2014
Purchase of Common Stock*	10,000	01/16/2015
Purchase of Common Stock	14,150	03/11/2015

Purchase of Call Options	5,000 1	03/11/2013
Purchase of Call Options	10,000 2	04/16/2013

* Represents shares purchased in connection with the exercise of certain call options by Blue Clay Master.

** Represents shares purchased in connection with the exercise of certain put options by counterparties.

1 Represents shares underlying exchange-listed call options. These call options expired on September 21, 2013 and had an exercise price of $15 per share.

2 Represents shares underlying exchange-listed call options. These call options expired on September 21, 2013 and had an exercise price of $20 per share.

Purchase of Call Options	10,000 2	04/29/2013
Purchase of Call Options	7,500 3	07/11/2013
Purchase of Call Options	7,500 4	08/01/2013
Purchase of Call Options	10,000 5	06/05/2014
Purchase of Call Options	10,000 6	07/07/2014
Purchase of Call Options	20,000 7	07/17/2014
Purchase of Call Options	20,000 5	08/13/2014
Purchase of Call Options	7,500 5	10/22/2014
Purchase of Call Options	40,000 8	02/12/2015

Purchase of Put Options	20,000 9	04/16/2013
Purchase of Put Options#	30,100 10	07/24/2013
Purchase of Put Options#	7,500 11	09/18/2013

Sale of Call Options	(10,000) 12	10/15/2013

Sale of Put Options	(1,100) 13	03/06/2013
Sale of Put Options	(6,000) 13	03/06/2013
Sale of Put Options	(5,000) 13	03/11/2013
Sale of Put Options	(8,000) 13	04/16/2013
Sale of Put Options	(10,000) 13	04/18/2013
Sale of Put Options#	(20,000) 14	04/18/2013

3 Represents shares underlying exchange-listed call options. These call options expired on December 21, 2013 and had an exercise price of $30 per share.

4 Represents shares underlying exchange-listed call options. These call options expired on December 21, 2013 and had an exercise price of $35 per share.

5 Represents shares underlying exchange-listed call options. These call options expire on January 15, 2016 and have an exercise price of $25 per share.

6 Represents shares underlying exchange-listed call options. These call options expire on January 17, 2015 and have an exercise price of $20 per share.

7 Represents shares underlying exchange-listed call options. These call options expire on January 15, 2016 and have an exercise price of $22 per share.

8 Represents shares underlying exchange-listed call options. These call options expire on January 15, 2016 and have an exercise price of $35 per share.

9 Represents shares underlying exchange-listed put options. These put options expired on May 18, 2013 and had an exercise price of $15 per share.

# Represents a transaction effected to close a put position.

10 Represents shares underlying exchange-listed put options. These put options expired on September 21, 2013 and had an exercise price of $20 per share.

11 Represents shares underlying exchange-listed put options. These put options expired on September 21, 2013 and had an exercise price of $25 per share.

12 Represents shares underlying exchange-listed call options. These call options expired on December 21, 2013 and had an exercise price of $24 per share.

13 Represents shares underlying exchange-listed put options. These put options expired on September 21, 2013 and had an exercise price of $20 per share.

14 Represents shares underlying exchange-listed put options. These put options expired on May 18, 2013 and had an exercise price of $15 per share.

Sale of Put Options	(2,400) 15	04/24/2013
Sale of Put Options	(600) 15	04/24/2013
Sale of Put Options	(2,200) 16	04/29/2013
Sale of Put Options	(2,800) 16	04/29/2013
Sale of Put Options	(10,000) 17	05/10/2013
Sale of Put Options	(5,000) 16	05/28/2013
Sale of Put Options	(2,500) 15	06/14/2013
Sale of Put Options	(10,000) 11	06/19/2013
Sale of Put Options	(5,000) 18	06/25/2013
Sale of Put Options	(10,000) 16	06/25/2013
Sale of Put Options	(900) 11	07/08/2013
Sale of Put Options	(400) 11	07/08/2013
Sale of Put Options	(1,400) 11	07/08/2013
Sale of Put Options	(600) 11	07/08/2013
Sale of Put Options	(1,500) 11	07/08/2013
Sale of Put Options	(600) 11	07/08/2013
Sale of Put Options	(700) 11	07/08/2013
Sale of Put Options	(1,400) 11	07/08/2013
Sale of Put Options	(10,000) 17	07/11/2013
Sale of Put Options	(300) 18	09/18/2013
Sale of Put Options	(3,000) 18	09/18/2013
Sale of Put Options	(1,100) 18	09/18/2013
Sale of Put Options	(1,300) 18	09/18/2013
Sale of Put Options	(1,800) 18	09/18/2013
Sale of Put Options	(10,000) 19	10/15/2013
Sale of Put Options	(800) 20	12/27/2013
Sale of Put Options	(14,200) 20	12/27/2013
Sale of Put Options	(20,000) 21	12/27/2013
Sale of Put Options	(20,000) 22	12/27/2013

15 Represents shares underlying exchange-listed put options. These put options expired on September 21, 2013 and had an exercise price of $22.50 per share.

16 Represents shares underlying exchange-listed put options. These put options expired on December 21, 2013 and had an exercise price of $22.50 per share.

17 Represents shares underlying exchange-listed put options. These put options expired on December 21, 2013 and had an exercise price of $30 per share.

18 Represents shares underlying exchange-listed put options. These put options expired on December 21, 2013 and had an exercise price of $25 per share.

19 Represents shares underlying exchange-listed put options. These put options expired on December 21, 2013 and had an exercise price of $24 per share.

20 Represents shares underlying exchange-listed put options. These put options expired on June 21, 2014 and had an exercise price of $20 per share.

21 Represents shares underlying exchange-listed put options. These put options expired on March 22, 2014 and had an exercise price of $22.50 per share.

22 Represents shares underlying exchange-listed put options. These put options expired on June 21, 2014 and had an exercise price of $24 per share.

Sale of Put Options	(6,000) 23	06/05/2014
Sale of Put Options	(6,000) 24	06/05/2014
Sale of Put Options	(10,000) 25	06/05/2014
Sale of Put Options	(20,000) 26	07/17/2014
Sale of Put Options	(20,000) 25	08/13/2014
Sale of Put Options#	(40,000) 27	02/15/2015

ADAM J. WRIGHT

Purchase of Common Stock	700 28	05/15/2013
Purchase of Common Stock	200 28	08/15/2013
Purchase of Common Stock	400 29	11/08/2013
Purchase of Common Stock	285 30	01/09/2014

BRIAN A. SPALY

Purchase of Common Stock	500	10/30/2013
Sale of Common Stock	(500)	05/15/2014
Purchase of Common Stock	5,000	09/12/2014
Purchase of Common Stock	2,000	09/22/2014
Purchase of Common Stock	1,500	10/10/2014

23 Represents shares underlying exchange-listed put options. These put options expired on September 20, 2014 and had an exercise price of $20 per share.

24 Represents shares underlying exchange-listed put options. These put options expired on September 20, 2014 and had an exercise price of $22 per share.

25 Represents shares underlying exchange-listed put options. These put options expire on January 15, 2016 and have an exercise price of $20 per share.

26 Represents shares underlying exchange-listed put options. These put options expire on January 17, 2015 and have an exercise price of $21 per share.

27 Represents shares underlying exchange-listed put options. These put options expire on January 15, 2016 and have an exercise price of $35 per share.

28 Shares purchased by the Wright Trust.

29 Shares purchased by JHP Wright.

30 Shares purchased by JM Wright.

SCHEDULE II

The following table is reprinted from the definitive proxy statement filed by Select Comfort Corporation with the Securities and Exchange Commission on ____ __, 2015.

IMPORTANT

Tell the Board what you think!  Your vote is important.  No matter how many shares of Common Stock you own, please give Blue Clay your proxy FOR the election of our Nominees and in accordance with Blue Clay’s recommendations on the other proposals on the agenda for the Annual Meeting by taking three steps:

●	SIGNING the enclosed BLUE proxy card;

●	DATING the enclosed BLUE proxy card; and

●	MAILING the enclosed BLUE proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions.  Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed BLUE voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Okapi Partners at the address set forth below.

OKAPI PARTNERS LLC 437 Madison Avenue, 28th Floor New York, N.Y. 10022 (212) 297-0720 Call Toll-Free at: (855) 208-8902 E-mail: info@okapipartners.com

BLUE PROXY CARD

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MARCH 24, 2015

SELECT COMFORT CORPORATION

2015 ANNUAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF BLUE CLAY CAPITAL PARTNERS CO III LP

THE BOARD OF DIRECTORS OF SELECT COMFORT CORPORATION
IS NOT SOLICITING THIS PROXY

P            R            O            X            Y

The undersigned appoints Adam J. Wright and Gary S. Kohler, and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of Select Comfort Corporation (the “Company”) which the undersigned would be entitled to vote if personally present at the 2015 Annual Meeting of Shareholders of the Company scheduled to be held at 8:30 a.m. Central Time on ______, ________ __, 2015, at the Millennium Minneapolis Hotel located at 1313 Nicollet Mall, Minneapolis, Minnesota 55403 (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof.  If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Blue Clay Capital Partners CO III LP (“Blue Clay”) a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” PROPOSAL 1, ACCORDING TO ISS’ RECOMMENDATION ON PROPOSAL 2, ACCORDING TO ISS’ RECOMMENDATION ON PROPOSAL 3, “FOR” PROPOSAL 4, AND “FOR” PROPOSAL 5.

This Proxy will be valid until the completion of the Annual Meeting.  This Proxy will only be valid in connection with Blue Clay’s solicitation of proxies for the Annual Meeting.

IMPORTANT:  PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

BLUE PROXY CARD

[X] Please mark vote as in this example

BLUE CLAY STRONGLY RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOR OF
THE NOMINEES LISTED BELOW IN PROPOSAL 1.

1.	Blue Clay’s proposal to elect Brian A. Spaly and Adam J. Wright as directors of the Company.

		FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW
Nominees:	Brian A. Spaly Adam J. Wright	[ ]	[ ]	[ ] ________________ ________________

Blue Clay does not expect that either of the Nominees will be unable to stand for election, but, in the event that any Nominee is unable to serve or for good cause will not serve, the shares of common stock represented by this proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law.  In addition, Blue Clay has reserved the right to nominate substitute person(s) if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Nominee, to the extent this is not prohibited under the Bylaws and applicable law.  In any such case, shares of Common Stock represented by this proxy card will be voted for such substitute nominee(s).

Blue Clay intends to use this proxy to vote (i) “FOR” Messrs. Spaly and Wright and (ii) “FOR” the one candidate who has been nominated by the Company to serve as a director, other than __________ and __________, for whom Blue Clay is not seeking authority to vote for and will not exercise any such authority.  The names, backgrounds and qualifications of the candidates who have been nominated by the Company, and other information about them, can be found in the Company’s proxy statement.

There is no assurance that any of the candidates who have been nominated by the Company will serve as directors if our Nominees are elected.

Note: If you do not wish for your shares of common stock to be voted “FOR” a particular nominee, mark the “FOR ALL NOMINEES EXCEPT” box and write the name(s) of the nominee(s) you do not support on the line below.  Your shares of common stock will be voted for the remaining nominee(s).  You may also withhold authority to vote for one or more additional candidates who have been nominated by the Company by writing the name(s) of the nominee(s) below.

_______________________________________

BLUE PROXY CARD

BLUE CLAY MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSALS 2, 3, 4 AND 5.

2.	Company’s proposal to re-approve the material terms of the performance goals included in the Company’s Amended and Restated 2010 Omnibus Incentive Plan.

☐FOR	☐AGAINST	☐ABSTAIN

3.	Company’s proposal to approve, by advisory vote, the compensation of the Company’s named executive officers.

☐FOR	☐AGAINST	☐ABSTAIN

4.	Company’s proposal to ratify the selection of Deloitte & Touche LLP as the independent registered public accounting firm of the Company for the fiscal year ending January 2, 2016.

☐FOR	☐AGAINST	☐ABSTAIN

5.
Company’s proposal, if a quorum is not present or represented at the Annual Meeting, to approve any motion proposed by the Chairman of the Board to adjourn the Annual Meeting until a quorum shall be present or represented.

☐FOR	☐AGAINST	☐ABSTAIN

DATED:  ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN.  EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.  PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.